AMERICAS GOLD AND SILVER CORPORATION PROVIDES UPDATE ON SIGNIFICANT CAPITAL PROJECTS UNDERWAY AT GALENA COMPLEX AS PART OF ITS GROWTH AND OPTIMIZATION STRATEGY IN THE SILVER VALLEY

TORONTO, ONTARIO - April 27, 2026 - Americas Gold and Silver Corporation (the "Company" or "Americas") (TSX:USA; NYSE American: USAS) is pleased to provide a progress update on the status of the Company's growth-related capital projects in support of its material growth plans at the Galena Mine and recently acquired Crescent Mine (together knowns as the "Galena Complex). The capital projects outlined are included in the Company's previously announced growth capital budget of between US$60 - US$80 million (see release dated March 30, 2026).

Highlighted major progress has been made on:

  Paste Backfill Plant (Galena Mine): Major equipment is in fabrication with deliveries beginning June 2026, site preparation nearing completion, and commissioning targeted for Q4 2026. The plant is designed to accelerate backfill cycle time by ~250% and support higher-rate Long Hole Stope mining with a planned paste output of 93 short tons per hour (stph).

  No. 3 Shaft Hoisting Upgrades: Phase 1 upgrades are complete and Phase 2 is underway, positioning the shaft to increase hoisting throughput by ~150% to ~105 stph and total hoisting capacity to 1,350 short tons per day (stpd), materially de-risking growth and supporting higher ore production in 2026 and beyond.

  Fiber Optic and Communications: Installation of fiber optics and leaky feeder communications is progressing down No. 3 Shaft, enabling real-time equipment tracking, automation of pumps and fans, and mine-wide connectivity, with full mine coverage targeted by Q4 2026.

  Galena Shaft Repurposing: Engineering and liner fabrication are underway to repurpose the idle Galena Shaft into a critical long-term infrastructure corridor for paste, power, air, water, and electrical services, supporting large-scale future production growth across the Galena Complex.

  Galena Mill Upgrades and Expansion: Crusher upgrades are complete, and new flotation cells have been ordered, with initiatives underway to restart the third mill and increase total milling capacity from 750 stpd to 1,200 stpd by the end of 2026.

  Crescent Mine Rehabilitation and Development: All critical safety, power, ventilation, communications, and water systems have been restored, more than 650 feet of development completed in Q1 2026, drilling commenced, and a further ~2,000 feet of development is planned for Q2 2026 to support resource drilling and future mining.

  Galena Full Potential Program: The continuous improvement program has already delivered strong early gains, including a 15% hoisting productivity uplift, 8-14% improvements in mobile equipment availability, and demonstration of 35% higher maximum mill throughput, laying the foundation for sustained step-change performance as the Galena Complex scales up production.

Paul Andre Huet, Chairman and CEO, commented: "I am extremely pleased with the pace of our growth and continuous improvement initiatives at Galena. 2025 was a year in which we reviewed, analyzed and developed the strategic plan and projects required to unlock the tremendous value of the large Galena Complex. We were able to commence several of these projects last year, most notably the Phase 1 upgrades to the No. 3 hoist and the commencement of Long Hole Stoping. Our project roadmap in 2026 builds upon the initial successes achieved in 2025 and adds several new ambitious and impactful projects to our strategy. This year will see further major upgrades at the Galena Complex, revitalization of the Crescent Mine and continuous improvement efforts across all our operations.

Regarding the projects underway, Phase 2 of the No. 3 hoist upgrade is in progress, which we expect to increase total (ore+waste) hoisting capacity to 1,350 stpd, truly debottlenecking our skipping capabilities at the heart of our operation. In order to provide the support needed to a much larger future operation, we are also repurposing the Galena Shaft which has been idle since 2015 - this repurposing will allow us to extend critical services and ventilation to all areas of the mine as we expand our operation in the years ahead.

Our transition to Long Hole Stoping is progressing very well, with nine panels mined to date. In support of increased mining rates, which are now chasing both expanded hoisting and milling capacity, we are well underway with the addition of a surface paste fill plant. Once commissioned in Q4 2026, this plant will provide a 250% reduction in stope cycle time, improved safety performance and productivity - a major step forward. On surface we are also completing upgrades and improvements to our Galena mill which are expected to improve both reliability and capacity from 750 stpd to 1,200stpd by the end of the year.

Modernizing Galena with the addition of mine-wide fibre optics, leaker feeders and wifi will bring real-time monitoring and equipment automation benefits that are expected to drive further productivity improvements and efficiencies.

All of this is tied together with a culture of continuous improvement and optimization. I am very proud of our Galena team for the numerous improvements achieved in the last year and I am encouraged by the improvements to hoist scheduling, equipment availability and mill performance already realized in this year's program.

Overall, our revitalization and transformation of the Galena Complex is tracking very well and we look forward to providing additional updates on our major projects as we progress this year. The future is certainly bright in the Silver Valley of Idaho."

Paste Backfill Plant - Basis for Increased Long Hole Stoping

Development of a paste backfill plant at the Galena Mine is a key infrastructure initiative aimed at improving underground safety, enabling higher production rates, and supporting the ongoing adoption of Long Hole Stope mining.

Paste backfill is produced by blending dewatered whole mill tailings with a controlled proportion of cementitious binder, after which the mixture is hydraulically placed underground to fill mined-out voids. Laboratory testing has confirmed that Galena's tailings are suitable for underhand backfill applications, supporting the design of a system aligned with the planned concentrator throughput of 1,200 stpd.

The plant will incorporate major equipment, including a thickener (GKD), filter press (Ishigaki), and mixing plant (Custom Concrete), all of which are currently in fabrication with deliveries scheduled to begin in June 2026. Site preparation commenced in February and is expected to be completed in April, followed by civil construction start-up in May, beginning with laying the filter press foundation.

Commissioning of the full plant is targeted for the fourth quarter of 2026. Once operational, the facility will have the capacity to deliver approximately 93 stph of paste backfill to the mine's production areas and is expected to accelerate the backfill cycle time by approximately 250%. Total capital for the paste fill plant project is forecasted at US$11.9 million.

Figure 1: Major components of the Galena paste backfill plant design

Ishigaki Filter Press	GKD Thickener	Custom Concrete Mixing Plant

3D Plant Rendering

Galena No 3 Shaft Upgrades - Tripling Primary Hoisting Capacity

The No. 3 Shaft serves as Galena's primary production shaft for both personnel and materials and is currently undergoing a significant upgrade to enhance hoisting capacity and speed. Phase 1 of the upgrade was completed in the third quarter of 2026, during which the previous 1,750-horsepower motor was replaced with a 2,250-horsepower unit. This upgrade enabled an increase in hoisting skip capacity from 5 tons to 7 tons from the 5500 level, the lower levels of the mine. As a material step towards de-risking future operations, an additional motor has been secured and is now in place as a critical spare.

Phase 2 upgrades at the No. 3 Shaft began in early April and are expected to be completed by mid May, with an estimated two-week shutdown to complete final tie-ins. The Phase 2 upgrades include implementing a new braking system to support the higher hoisting speeds enabled by the Phase 1 motor upgrade. The Improved braking will enable faster hoisting speeds by increasing braking efficiency in the end zones and is expected to boost throughput from 42 stph to approximately 105 stph-an increase of 150%. Once completed, the upgrades are expected to result in total hoisting capacity of 1,350 stpd, including a planned average of 650 stpd of ore for the balance of 2026.

Capital for Phase 2 of the No. 3 Shaft Upgrades in 2026 is expected to total $1.1 million.

Figure 2: Galena No. 3 Shaft Phase 1 upgrade with new 2,250 hp hoist motor and; Phase 2 braking and Lilly control system upgrades

Phase 1 - Upgraded 2,250 hp motor	Phase 2 - Brake and Lilly upgrade

Fiber Optics - Modernizing Communication

New communications infrastructure is being installed down No. 3 Shaft to replace the outdated single cable system at the mine. The new system includes a leaky feeder network and fiber optics extending from the surface control room to all levels of the mine. The objective is to enhance mine-wide communication, enable real-time tracking and monitoring of equipment, and support the automation of pumps and fans.

By the end of April 2026, fiber optics will be installed from the surface down to the 3700 level and across the 5500 level, with installation expected to reach all parts of the mine by Q4 2026 for a total capital budget of US$1.3M. The upgraded communications system will be commissioned progressively as it reaches each level.

Galena Shaft - Repurposing an Underutilized Artery

The Galena shaft has remained idle since 2015. A trade-off study was completed in 2025 on how best to maximize the potential of the underutilized infrastructure. The results of the study involve completing a significant upgrade to support the increased demands on utilities and ventilation of a much larger-scale future operation.

Work has begun to repurpose the Galena shaft for long-term future use by installing a new liner through which key mine services will be routed, including new paste lines, compressed air, water, and electrical feeder cables. Advanced engineering began in Q1 2026, with liner fabrication commenced in April. Installation of a bulkhead at the 2400 level is expected to be completed in Q2 2026, with full liner installation targeted for completion by Q4 2026, after which key mine services are planned to be installed. The result will provide the critical support needed to scale operations well into the future across the Galena Complex. The Galena Shaft repurposing project is expected to total US$7.3 million.

Figure 3: Conceptual rendering of the repurposed Galena Shaft with new liner system designed to route paste lines, compressed air, water, and electrical services in support of large-scale future operations.

Galena Mill Upgrades - Expanding Throughput and Improving Reliability

In late 2025, the primary cone crusher at the Galena Mill was upgraded to improve mill reliability and throughput. Following the upgrade, engineering work commenced in Q1 2026 to assess overall mill capacity and support the restart of the previously decommissioned third ball mill. Together, these initiatives are expected to increase total milling capacity at the Galena Mill from 750 stpd to 1,200 stpd by the end of 2026. Upgrades to the Galena Mill circuit are also underway, with new flotation cells ordered from Metso to replace the existing units. Delivery of the new cells is anticipated in Q4 2026. The total capital budget for Galena Mill Upgrades is US$4.8M.

Crescent Mine - Development and Upgrades Progressing on Schedule

At Crescent, rehabilitation initiatives have been well underway since its acquisition in late 2025, with critical utility infrastructure installed and restored across Hooper Adit, BC4, and the Countess adit areas.

  Safety Systems Restored:  Stench warning system re-established at Hooper, BC4, and Countess, cap and powder magazines re-established, and refuge stations restored and fully operational - all critical life-safety systems are back online.

  Power & Energy:  Power cable run from BC4 to Hooper Adit, eliminating the costly diesel-powered generator and restoring grid power across Hooper, BC4, and Countess (see Americas news release dated January 8).

  Air and Ventilation:  Air line run from BC4 to Hooper Adit. Ventilation and compressed air were fully restored throughout Hooper, BC4, and the Countess, enabling drilling and all pneumatic operations underground.

  Communications and Water:  Fiber optic cable run up the mountain providing reliable high-speed communication. Water systems restored across all three portals, supporting both operations and safety systems.

With critical infrastructure established, capital development activities progressed across multiple headings during Q1 2026, totaling approximately 650 feet of development. An additional 2,000 feet of development is planned for Q2 2026.

Drilling operations have commenced both on surface and underground, marking a major operational milestone. The drill program is now actively generating data to support resource definition and mine planning.

Building on the substantial revitalization progress achieved at Crescent, focus will continue on capital development, structural development testing, and critical infrastructure upgrades that will unlock expanded drilling and future mining capacity, including the planned introduction of Long Hole Stoping into the mine plan.

Total capital budgeted for Crescent in 2026 is US$30 - US$40 million and is included in the previously announced growth capital guidance range of US$60 - US$80 million.

Galena Full Potential Program - Maximizing Efficiencies and Optimizing Performance

Following the strong improvements seen in 2025, the Company has launched the 2026 Galena Full Potential Program aimed at achieving a further step change in mine throughput and productivity. The initiative also focuses on building the systems, processes, and continuous improvement culture needed to support sustained growth.

Since the launch of the program in Q1 2026, Americas has defined new hoist schedules that unlock 90% more productive hours (15% uplift realized), reached new maximums in mobile equipment availability (8-14% uplift), modernized data collection, tracking, reporting, and utilization across all departments, and demonstrated new maximum capabilities in mill throughput (35% uplift on previous daily maximum performance).

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For further information, please contact:

Miranda Powell - Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.